Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT PRESENTS 26% INCREASE IN ADJUSTED NET INCOME IN FIRST QUARTER 2008; BACKLOG REACHES RECORD $159 MILLION

Revenues increase 34% to $17.8 million; Completes acquisition of U.S. teleport

OMER, Israel – May 5, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the three months ended March 31, 2008.

First Quarter Highlights (compared to first quarter 2007)
■	Revenues increased 34%, reaching $17.8 million
■	Adjusted net income up 26%, reaching $3.4 million (GAAP net income, $2.6 million)
■	Cash, cash equivalents and marketable securities further increased to $65.5 million
■	Backlog reached record level of $158.8 million as of March 31, 2008
■	Completed acquisition of a U.S. teleport
■	Signed agreement to acquire Israel's largest teleport
■	Board of Directors declared cash dividend of $5.5 million, or $0.32 per ordinary share

First Quarter 2008 Results:
Revenues for the first quarter of 2008 totaled a record $17.8 million, an increase of 34% compared to $13.3 million in the first quarter of 2007.

Backlog of signed agreements, as of March 31, 2008, reached a record $158.8 million, a further increase of $3.3 million from the $155.5 million backlog of signed agreements as of December 31, 2007.

Operating income for the first quarter of 2008 totaled $3.0 million, a 10% increase compared to $2.7 million in the first quarter of 2007.

Adjusted net income for the first quarter of 2008 totaled $3.4 million, an increase of 26% compared to $2.7 million in the first quarter of 2007. Adjusted net income per diluted share totaled $0.20, compared to $0.16 in the first quarter of 2007.

Net income on a GAAP basis for the first quarter of 2008 was $2.6 million, compared to $2.6 million, in the first quarter of 2007. Net income per diluted share on a GAAP basis was $0.15, compared to $0.15 in the first quarter of 2007.

Adjusted EBITDA for the first quarter of 2008 totaled $4.0 million, an increase of 14% compared to $3.5 million in the first quarter of 2007.

Cash, cash equivalents and marketable securities as at March 31, 2008 were $65.5 million, compared with $63.4 million as at December 31, 2007. During the quarter, the Company generated $3.8 million in operating cash flow.

Acquisition of Hawley Teleport in Pike County, Pennsylvania
On May 1, 2008, RRsat completed the acquisition of the assets of the Hawley Teleport located in Pike County, Pennsylvania, for a purchase price of $4.25 million. RRsat acquired all the property, assets and licenses of the Teleport from Skynet Satellite Corporation. The Hawley Teleport, formerly owned by satellite operator Loral Skynet, includes approximately 200 acres, a communication building on the premises of a size of approximately 40,000 sq. ft, communications equipment and antennas, in which substantial resources have been invested during the teleport’s 33 years of operation. The acquisition is expected to contribute to the Company’s results from 2009 onwards as the Company leverages the acquisition as well as its global network to generate additional revenues. The impact on 2008 results is expected to be minimal as the revenue contribution and associated expenses are expected to be offset throughout the year.

Dividend Distribution
On May 4, 2008, the Company’s Board of Directors declared a cash dividend in the amount of $0.32 per ordinary share, and in the aggregate amount of approximately $5.5 million.  The dividend will be payable on June 2, 2008 to all of the Company’s shareholders of record at the end of the trading day on NASDAQ on May 19, 2008.  According to the Israeli tax law, the Company will deduct 20% of the dividend amount payable to each shareholder, subject to applicable exemptions.  The amount of dividend declared does not necessarily reflect dividends for future periods, which may change in accordance with the Company’s dividend policy. The dividend policy is described in detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007.

David Rivel, CEO of RRsat commented, “The first quarter of 2008 has been a true milestone quarter in terms of putting in place the foundations for long term growth and expansion. During the quarter we announced two acquisitions, the first being the Hawley Teleport in Pike County, Pennsylvania, which was completed on May 1st, and the second being the satellite business and the largest teleport in Israel, previously owned by Israel’s national telecommunications company, Bezeq, which is expected to close in the third quarter of 2008. Both acquisitions will serve as major building blocks in our growth and expansion strategy. In addition, during the quarter we introduced new and innovative services to our customers with the launch of our new High-Definition playout services center, as well as the offering of new services for television over internet.”

“On the financial front, this quarter we continued to generate strong revenue growth with backlog growing further to new record levels offering us visibility in 2008 and beyond. Furthermore, we continued to generate healthy cash flow, which will support our expansion strategy. Looking ahead, 2008 looks to be a truly exciting year for the company in terms of growth, expansion and identifying new opportunities, while constantly leveraging our premier global network to offer advanced and cutting edge solutions to our broad, ever growing, global customer base. We reiterate our 2008 annual revenue guidance of $75 to $76 million, and introduce second quarter revenue guidance of $18.3 – $18.7 million,” concluded Mr. Rivel.

Conference Call Information
Conference call scheduled later today, May 5, 2008 at 09:00 am ET (06:00 am PT; 02:00 pm UK Time; 04:00 pm Israel Time). On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-407-2553	UK Dial-in Number: 0-800-917-9141
Israel Dial-in Number: 03-918-0610	International Dial-in Number: +972 3 918 0610

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRsat’s website at: www.RRsat.com. In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers: 1 877 456 0009 (US) and +972 3 925 5928 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133, and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, and depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor Statement

        This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to report future successes, (iv) our ability to consummate our acquisitions in a timely manner, or at all, (v) our ability to successfully integrate the acquired assets, (vi) the growth of our business in the United States and elsewhere, (vii) our ability to build a strong local presence in the North American region, and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. For example, dividend declaration is not guaranteed and is subject to our board of directors’ sole discretion, which may elect not to pay dividends in the future because of limitations of Israel law or because our expected results of operations, financial condition, contractual restrictions, planned capital expenditures, financing needs or other factors cause our board of directors to conclude that a distribution of dividends will prevent us from satisfying our existing and foreseeable obligations as they become due. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations

In thousands, except share data

	Three months ended
	March 31 2008	March 31 2007

Revenues	$17,839	$13,275

Cost of revenues	12,373	8,470

Gross profit	5,466	4,805

Operating expenses

Sales and marketing	901	662

General and administrative	1,573	1,435

Total operating expenses	2,474	2,097

Operating income	2,992	2,708

Interest and marketable
securities income	377	569

Currency fluctuation and
other financing income, net	181	8

Changes in fair value of
embedded currency
conversion derivatives	(988)	28

Income before taxes on
income	2,562	3,313

Income taxes	21	(688)

Net Income	$2,583	$2,625

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Three months ended
	March 31 2008	March 31 2007

Income per ordinary share

Basic income per ordinary
share	0.15	0.15

Diluted income per
ordinary share	0.15	0.15

Weighted average number
of ordinary shares used to
compute basic income per
ordinary share	17,286,762	17,242,300

Weighted average number
of ordinary shares used to
compute diluted income
per ordinary share	17,444,149	17,313,715

RRsat Global Communications Network Ltd and its subsidiaries Reconciliation of Adjusted Net Income and Adjusted EBITDA

in thousands

	Three months ended
	March 31 2008	March 31 2007

Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$2,583	$2,625
Non-cash equity-based compensation charge	104	105
Changes in fair value of embedded currency conversion
derivatives	988	(28)
Change in deferred tax on embedded derivatives	(267)	8

Adjusted net income	$3,408	$2,710

Adjusted net income per diluted ordinary share	$0.20	$0.16

Reconciliation of Net Income to Adjusted EBITDA:

Net income - as reported	$2,583	$2,625
Interest and marketable securities income	(377)	(569)
Currency fluctuation and other financial (income) expenses, net	(181)	(8)
Changes in fair value of embedded currency conversion
derivatives	988	(28)
Income tax expense	(21)	688
Non-cash equity-based compensation charge	104	105
Depreciation and amortization	868	670

Adjusted EBITDA	$3,964	$3,483

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets

In thousands, except share data

	As of March 31 2008	As of December 31 2007

Current assets
Cash and cash equivalents	$32,436	$28,409
Marketable securities	29,382	28,291
Accounts receivable:
Trade (net of provision for doubtful account of $ 2,037
and $ 1,882 as of March 31, 2008 and December 31,
2007, respectively)	8,609	10,421

Other	1,000	518

Fair value of embedded currency conversion derivatives	1,775	1,303
Related parties	10	14
Deferred taxes	1,058	711
Prepaid expenses	2,148	919

Total current assets	76,418	70,586

Deposits and long-term receivables	1,526	1,104

Marketable securities	3,695	6,722

Prepaid expenses	1,033	1,025

Assets held for employee severance payments	1,100	987

Fixed assets, at cost, less accumulated depreciation
and amortization	16,026	14,966

Total assets	$99,798	$95,390

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Balance Sheets (cont'd)

	As of March 31 2008	As of December 31 2007

Liabilities and shareholders' equity

Current liabilities

Account payable:
Trade	$5,569	$5,040
Other	1,213	1,559
Fair value of embedded currency conversion derivatives	3,076	1,616
Related parties	-	26
Deferred income	4,019	5,191

Total current liabilities	13,877	13,432

Long-term liabilities
Deferred income	6,148	5,169
Liability in respect of employee severance payments	1,252	1,011
Deferred taxes	675	619

Total long-term liabilities	8,075	6,799

Total liabilities	21,952	20,231

Shareholders' equity
Share capital
Ordinary share NIS 0.01 par value each (20,000,000
authorized as of March 31, 2008 and December 31, 2007,
17,286,762 shares issued and fully paid as of
March 31, 2008 and 17,242,300 as of December 31, 2007)	40	40

Additional paid in capital	51,795	51,691

Retained earnings	26,012	23,429
Accumulated other comprehensive loss	(1)	(1)

Total shareholders' equity	77,846	75,159

Total liabilities and shareholders' equity	$99,798	$95,390

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows

In thousands

	Three months ended
	March 31 2008	March 31 2007

Cash flows from operating activities
Net income	$2,583	$2,625
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	868	670
Provision for losses in account receivable	155	241

Deferred taxes	(291)	(43)
Discount accretion and premium amortization
of held- to- maturity securities, net	(237)	(154)
Discount accretion and premium amortization
of available- for- sale securities, net	(42)	-
Changes in liability for employee severance payments, net	128	108
Expenses in relation of options granted	104	105
Changes in fair value of embedded currency conversion derivatives	988	(28)

Changes in assets and liabilities:
Decrease (increase) in account receivable - trade	1,657	496

Decrease (increase) in related parties, net	(22)	(78)
Decrease (increase) in account receivable - other	(482)	(167)
Increase in prepaid expenses	(1,229)	(726)
Decrease (increase) in deposits and long-term receivables	(422)	170
Increase (decrease) in account payables	211	(219)
Increase (decrease) in deferred income	(193)	(508)

Net cash provided by operating activities	$3,776	$2,492

RRsat Global Communications Network Ltd. and its Subsidiaries Consolidated Statements of Cash Flows (cont'd)

In thousands

	Three months ended
	March 31 2008	March 31 2007

Cash flows from investing activities
Investment in fixed assets	$(1,954)	$(771)
Investment in other assets	(10)	-

Investments in securities available- for- sale	(8,893)	-

Investments in securities held to maturity	-	(25,178)
Decrease (increase) in trading securities, net	283	(3,124)

Proceeds from securities available- for- sale	2,000	-

Proceeds from securities held to maturity	8,825	-

Net cash provided by (used in) investing activities	$251	$(29,073)

Cash flows from financing activities
Net cash provided by financing activities	$-	$-

Increase (decrease) in
cash and cash equivalents	$4,027	$(26,581)

Balance of cash and cash equivalents at beginning of period	28,409	51,393

Balance of cash and cash equivalents at end of period	$32,436	$24,812

A. Non-cash transactions

Investment in fixed assets	$110	$-

B. Supplementary cash flow information

Income taxes paid	$907	$1,008